LaLa Gardens Cooperative



LaLa Gardens site plan rendering

LaLa Gardens Cooperative is a one-acre home and garden demonstration of permaculture and natural farming in the exurbs of Fort Collins, Colorado, transitioning from private to cooperative ownership as a model for regenerative development. The garden features regenerative farming and gardening courses, and is a pilot project for community ownership, governance, economy and culture that is based on a Declaration of Interdependence and in part, utilizes a global regenerative currency and ecosystem. It is reflective of hyperlocalsystems of Partnerism, membership, gifting, trade and other forms of mutual support. It is developing models for applying NFTs to regenerative real estate, education, marketplaces, art, culture and re-sci as a model for any neighborhood.

Contents

Mission, Values, Vision

Purpose

The purpose of LaLa Gardens Cooperative LCA is to steward a community-owned regenerative garden, community residence and learning center that is a fractal of an ecosystem supporting regenerative development. The Cooperative values and rewards caring for one another, nature, and our collective future; giving visibility to the natural process of stewarding a regenerative place, implementing and catalyzing cultural shifts towards thrivability applicable at each time, place and condition.

Vision

- To put the land into a protected status under Cooperatively owned Stewardship, by which ownership is redefined to be that of stewardship.

- To have the economy built from the function of the garden as regenerative collaborations that are of a sharing nature, so sharing-economy and also function as sanctuary for a few on site members and visitors for learning and immersion experiences.
- To have the garden be a replicable model for regenerative living.


LaLa Gardens, All is in the Small

Declaration of Interdependence

Declaration of Interdependence (https://docs.google.com/document/d/1xzhfFLhV1XT6EH1i7BEA9nh_ZrsBuWo7C-7dzkJNzbY/)

Programs

Rentals

Education and Demonstration

Retreats and Therapy

Products

Private to Cooperative Ownership

LaLa Gardens is transferring property ownership to a cooperative with its own community currency/token, but first it needs to be saved from foreclosure in July 2022. See the key steps below.

Current Steps

Step 1: Save the property from foreclosure

- This step is being publicly discussed in the LaLa Gardens Cooperative Discord (https://discord.gg/n49B AnkBn8) in the #1-save-the-property channel.
- Regenerative Living Institute (http://regenlive.org), its founders Leah Gibbons and Brandon Yarborough, or a trusted third party will secure a 'hard loan' of $113,420 to purchase current owner Tina Trout's property and prevent it from being lost to the banks in foreclosure in July, 2022.
- This includes an agreement to purchase to transfer ownership to a cooperative that will purchase the property at wholesale value from Tina, as well as a long-term lease for her and her mom.
- Current status: Tina and Brandon are securing the details of the foreclosure status. Leah is checking on her mortgage qualifications as the interim owner. Letty is developing the ownership transfer agreements.
- June 16, 2022: Letty provides the following documents:

  - Covenant (https://docs.google.com/document/d/1XO46qMf9Ul7uSF-AEKEPdtgg3zggflbw7un4d4Gt DIE/) - The general agreement for implementation by transition team
- June 28, 2022: Leah Gibbons agrees to personal conventional loan of $450,000 to save the property.

Step 2: Transition to cooperative ownership

- See Private to Cooperative Ownership Blueprint on Miro (https://miro.com/app/board/uXjVO0YQNWc=/)
- The newly restructured LaLa Gardens Cooperative, LCA (Limited Cooperative Association) will begin a cooperative structuring process with Regen Living DHO to transition LaLa Gardens from private to community ownership.
- Regen Living DHO is a collective impact initiative to develop and fund ecosystem prototypes and place-based pilot projects that set the bar significantly higher for what regenerative development is.
- The objective is for LaLa Gardens Cooperative to become a model blueprint for developing a catalytic regenerative community-ownership project, aka catalyst hub.
- June 1, 2022: Christy Thiel contributes first $100 towards community ownership.
- June 16, 2022: Letty provides the following documents:

  - Transfer of ownership agreement (https://docs.google.com/document/d/1Qk5ZcG0BuqIYaYTiinSczJ rnYM_rJu0lvHFku1CN_tI/) - Needs editing
  - LCA (Limited Cooperative Association) filing (https://docs.google.com/document/d/1rCziJ-UZsrovNp 1OQYzq6iBb0EnPEVnzDmXSzJ0Vjb0/edit) - Articles of Organization, Colorado, USA
- June 28, 2022: LCA is filed (https://drive.google.com/file/d/1NVZ6BP0gZveFk_4bMens9HJKTnJRd1u5/ view?usp=sharing) with the State of Colorado.

  - Aryabhatta contributes $1000 towards first steward ownership.

Future Steps

Step 3: Cooperative Governance

- LaLa Gardens Cooperative + LaLa DAO
  - Colorado Uniform Limited Cooperative Association: governs and holds the DAO
  - Multi-stakeholder DAO
- Token: LaLa Coin - pegged to the Garden regenerative value, determined by different roles/members/patrons within LaLa Gardens, LCA structure, both community and governance.

The Financials

Opportunity

- $347,490 is owed on a property valued at $700,000.
- $397,490 is owed on a property valued at $800,000.

Property value

Property Value		
Asset	Wholesale Value	Retail Value
Land and buildings	$700,000	$800,000+ estimated, to be appraised

Property debt

Property Debt	
Mortgage balance	$251,000
Solar array balance	$96,000
Tenant improvements	$80,000
Total	$427,000

Foreclosure prevention

Foreclosure Prevention Status		
Creditor/Bank	Balance	Payments due
Shellpoint (primary mortgage)	$214,470	$56,000
Select Portfolio Servicing (secondary mortgage)	$37,020	$3000
Asset Recovery Solutions (solar loan)	$96,000	$98,000
IRS tax lien		$12,000
Total	$347,490	$169,000

Property revenue

Property Revenue			
Current monthly rent	Monthly rent w/ $50K improvements	NFT program	Education program
$1500	$3000		

History:

- Original purchase in 2004: $250,000

Regenerative Finance

Gitcoin Grant

Gitcoin Grant for GR14 (https://docs.google.com/document/d/1oSZW3C3WSEx8gKG3XRgq4FZ-c8yoHB4wjdNyM_9_rS0) - Join the Inoculators journey as a Regen Hero!

Harmony Grant

Regenerative NFT

Microbe Heroes - A regenerative NFT consisting of 5000 unique NFTs designed around five regenerative archetypes. 70% of each NFT sale goes to LaLa Gardens (the other 30% goes to Regen Gardens), and 60% of that goes to the LaLa Gardens Cooperative property ownership (the other 40% goes to LaLa Gardens programming).

- Whitelist: Registration to develop a list of people who get early and guaranteed access to buy NFTs at a specific date and window of time.
- Presale: The sale of 1000 NFTs, generating $42,000 toward the LaLa Gardens Cooperative, $28,000 for LaLa Gardens ecosystem programs.
- General sale: The sale of 4000 NFTs, generating $252,000 toward the LaLa Gardens Cooperative.

$210,000 for LaLa Gardens ecosystem programs.

Ledger

Contributions			
Date	**Contributor**	**Amount**	**Purpose**
6/1/22	Christy Thiel	$100	Community Owner
6/28/22	Aryabhatta Sura	$1000	Steward Owner

Expenses		
Date	**Purpose**	**Amount**
6/28/22	State filing fee for cooperative	$50

Stewards Circle

The **Stewards Circle of LaLa Gardens** is the wisdom council stewarding the regenerative self, family, community of the LaLa Gardens Cooperative and beyond. It is majority female, BIPOC (https://en.wikipedia.org/wiki/Person_of_color#BIPOC), and one fourth Native American/indigenous. The members include:

Steward Circle			
	Christina 'Tina' Trout	LaLa Gardens Cooperative	Tina is the founder of LaLa Gardens, and stewarding it to become LaLa Gardens Cooperative. She had a long running farmers' market business in support of farmers with a local sourced food-line carried by over 300 retail shops and within a farmers' coop we formed. She grows food, and is a permaculture practitioner in things to do with the garden and social design. She is a Natural Farmer, practicing JADAM, a sophisticated system of reinoculation with indigenous micro organisms (IMO). She can dive deeply into observational based citizen science, having practiced to know within my own environments. She has made many things including wreaths, jewelry and art prints. She designs, hand-prints and sews clothing, selling them on the streets, in craft-fairs and later in stores. She is a published writer of creative non-fiction and poetry. She has learned principally it's through observation first that we come to know Nature's systems and laws, and that it is mimicking practice which brings us into direct relationship and able responsiveness. She has observed we are a part of nature and as natural systems within ourselves, operate to our full potential in balance with Nature. As Steward, she steps into her truest self, prepared for the work at hand. The work she was born to love. LinkedIn (https://www.linkedin.com/in/lalagardens)
	Rei Yoon	Soil and Soul Organic Movement	Rei has been involved in Natural Farming since 2002, as a hub that could solve many problems of our society simultaneously, a means to rehabilitate the environment, lift people out of poverty, and properly feed them with healthy food. He quit his government job in 2012 to entirely commit to the pursuit of this goal. He was fortunate to have a group of people who wanted to do it together, and formed Sarm Society. He was gifted with a connection to the Philippines in particular, where he formed a collaboration with a local Archdiocese together with his Hawaiian brother to serve marginalized communities. He is the director of Soil and Soul Organic

			Movement, secretary for SARM Society of Organic Movement, and a Tai Chi martial artist. Rei calls his regenerative farming method "Ppuri - Farming for People's Power" in belief that farming has been hijacked by business to effectively alienate the farmers, that it needs to return to its root (Ppuri) of healing the land and empowering the people.
	Marcus Grignon	Menominee tribe	Marcus' professional career includes service as an advocate in the public sector. Marcus served the Obama Administration as a staff assistant for the Small Business Administration's Office of Native American Affairs and as an AmeriCorps member for the Santa Fe Food Policy Council and Earthcare International. He began his federal career as a legislative intern for U.S. Senator Debbie Stabenow in 2009. He is an enrolled member of the Menominee Nation in Keshena, Wisconsin. He is a recipient of the 2010 Brower Youth Award from the Earth Island Institute. Marcus holds a double associates degree in Tribal Law and Sustainable Development from the College of Menominee Nation and a Bachelor's degree in Democracy and Justice Studies with a minor in First Nations from the University of Wisconsin-Green Bay. He holds various certificates in political management, lobbying, Indigenous Entrepreneurship, and the Federal Budget Process from George Washington University, the Institute of American Indian Arts, and American University. LinkedIn (https://www.linkedin.com/in/marcus-grignon-2118b811/)
	Theresa Kennedy	Black History DAO	Theresa is the founder of Black History DAO, focusing on a decentralized history to bridge the metaverse, blockchain, and the preservation of historical sites for the preservation of black history. She blogs, researches and does tours on ancient African architecture in America and their impact on the world and colonial America. She is part owner in Artifak Urban ArtWear out of Pyramid Studios in Philadelphia, PA, an affordable luxury art apparel, & lifestyle brand worn by prominent musical artists such as Will Smith, P Diddy, and Jay-Z. She is a crypto-certified real estate professional specializing in blockchain and real estate IT. In 2021 Theresa Kennedy joined FIBREE.org, Foundation for International Blockchain and Real Estate Expertise: The leading international network for exchanging knowledge between the real estate industry, the IT sector and blockchain technology, as a Regional Chair in Atlantic City, NJ. She hosts Meetup.com meetings around real estate tokenization, and is a crypto-certified agent with Propy.com for real estate agents using cryptocurrency in closings or blockchain technology in the transaction of real estate process. In 2021 She was a winner in the DAO Hackathon. She is a founding member of REtoken DAO LLC, a real estate tokenization decentralized autonomous organization. LinkedIn (https://www.linkedin.com/in/theresavkennedy/)
	Monica Gutierrez	Hopi, Santa Clara Tribe	Monica's professional is a landscape ecologist in the public sector, serving as a National Parks intern at Gulf Islands National Seashore, a student leader at the Institute of American Indian Arts' campus design, and worker at the Green Bay Botanical Gardens. She is an enrolled member of the Hopi Tribe in Arizona. She is the recipient of the National Professional Agricultural Student Organization's Landscape Design/Nursery Development and Ornamental Horticulture Specialist 2nd place in the categories of team and individual. Currently, she owns a small business, Autumn Storm Composting, which diverts green waste from the kitchens of local restaurants with the help of her two Netherland Dwarf rabbits. Monica holds a double associates degree in Fine Arts for Photography from the Institute of American Indian Arts in Santa Fe, New Mexico and Landscape Horticulture from the Northeast Wisconsin Technical College in Green Bay,

			Wisconsin. She holds various certificates in Integrated Pest Management, Greenhouse Production, and Sustainability from Northeast Wisconsin Technical College and the City of Santa Fe.
	Rasika Lasantha	Sri Lanka Agriculture Department	Rasika is an agriculture consultant and armature artist from southern Sri Lanka, working in the government Agriculture Department as a Development Officer (Agriculture Consultant) since 2013. He advises individual farmers, farm societies, farm managers, and other agricultural entrepreneurs, government and private institutes, on all agriculture procedures, including crop selection and post-harvesting technologies related to their agriculture products. He also trains people in the floriculture and landscaping sectors, and developed and implemented a comprehensive landscaping course to train newcomers. As a part-time landscape designer, he has developed and implemented numerous landscaping projects for public and private venues. He strongly believes that the entire global agriculture sector should be reformed radically, utilizing resources like art, music, philosophy from thousands of years back. He grows fruits, vegetables, green leaves, yams like crops and medicinal plants, applying sustainable methods to keep it natural as an alternative to so-called popular growing methods, not only as an agriculturist but also as an artist, musician, and social activist. LinkedIn (https://www.linkedin.com/in/k-a-rasika-lasantha)
	Neil Takemoto	Regen Living DHO	Neil has a 30-year vocation in regenerative development. He is co-founder of Regen Living, a decentralized organization developing prototype regenerative buildings and neighborhoods (catalyst hubs), and global ecosystems that enable any neighborhood to co-create their own using their own currency. He is a steward of the Regen Civics Alliance, supporting 13 place-based pilot projects in regenerative development around the world. He is a member of the Burning Man Diversity Forum, developing a new standard of racial inclusion and catalyzing a global multicultural neighborhood for persons of color at Burning Man 2022. As co-founder of CSPM Group, he developed the practice of crowdsourced placemaking (CSPM) that integrates mutualistic community organizing with triple-bottom-line placemaking. This included onboarding 10,000 residents in the revitalization of several downtowns with developers, investors and municipalities. He is the founder of Collective Impact Lab, a crowdsourced placemaking news site featuring over 1700 entries dating back to 2003. In 1997 he founded the National Town Builders Association, the only business trade group of Smart Growth/New Urbanism real estate developers that thrives today. Prior to that, he founded a national nonprofit educational clearinghouse for the New Urbanism field. LinkedIn (https://www.linkedin.com/in/neiltakemoto/)
	Dr Leah Gibbons	Regenerative Living Institute	Dr. Leah Gibbons is a cultural creative and regenerative catalyst supporting shifts to thrivability in individuals, communities, and beyond. Leah contributes expertise in regenerative development and design, community development, ecological design, sustainability, planning, integrated design, holistic health, coaching, consulting, education, spiritual practices, research, and science-practice and science-spirituality integration. Leah holds a PhD in Sustainability from Arizona State University; MS in Ecology and Evolutionary Biology from the University of Tennessee; BS in Biology and Anthropology from Vanderbilt University; and Certifications in Regenerative Development and Design, Ecological Design, Sustainable Community Design, Permaculture Design, Holistic Health, Integrative Nutrition, Coaching, Wetland Delineation, and Prescribed Burn. She is also trained in energy medicine, functional medicine, herbology, and consciousness medicine. Leah is the Director and Founder of Regenerative Living Institute (ReLI), a 501(c)3 working to create regenerative individuals, communities, cities, and regions through

			living-learning laboratories. She is also of Director and Founder of Koru Collaborative, a regenerative development, design, and consulting firm. She is also a spiritual facilitator and guide at Shamanic Church, a spiritual organization devoted to helping people connect deeply to their true nature as spiritual beings. LinkedIn (https://www.linkedin.com/in/leahvgibbons/)
	Letty Prados	Regen Living DHO	Letty has a 15-year expertise in impact entrepreneurship and mission driven organizations. Initially as a founder, she led startups in the purpose-driven work and gamification verticals under global networks such as Explorer and The Founder Institute, where she also became a mentor. Her passion for technological development benefiting humanity led her to consult for the XPrize Foundation in the affordable housing roadmap, and for Bridge for Billions and other social innovation-led platform organizations within the Impact Hub brand internationally. She is now focused on ReFi, Token Engineering and blockchain applications for growing intentionally conscious communities and on the ground regenerative developments. Before that, she was a licensed lawyer in the Madrid Bar Association advising in corporate and labor law, and later a research consultant in a big media company in London, where she gained a MA in European and International Studies at King's College London. She also completed the first accredited executive programme in Cryptoassets and Blockchain from the London School of Economics. As a certified Yoga Teacher and avid traveler, she has explored many of the world's spiritual traditions both in practice and in ancient knowledge. LinkedIn (https://www.linkedin.com/in/leticiaprados/)
	Meg Rivers	Bloom Network	Meg is a 20+ year software trainer and platforms instructional designer building a social media platform to facilitate regenerative culture building via Bloom Network (http://bloomnetwork.org), an international community of people and projects working toward regenerative cultures. She is the acting CIO of Bloom and supports the amazing work done at Lala Gardens because regenerative culture and garden education are some of the most important tools towards evolving humanity's future. LinkedIn (https://www.linkedin.com/in/meg-rivers-9bb464159/)
	Elizabeth Herald	Watershed Wisdom Councils	Elizabeth has worked in media production for 21 years in freelance media production at every level. She intentionally chose this as her profession believing that modern media is the one of most powerful means and methods by which humans are learning and communicating, and hold great potential for teaching a regenerative human culture on Earth. Over her lifetime, Elizabeth has opened gradually to the subtle vibrations and the inner teachings of our Living Source Water. She offers the Watershed Wisdom Councils Concept (https://www.youtube.com/watch?v=SyYMSqNjZbQ) as an emerging whole systems model for connecting, organizing and mentoring local Water Stewards towards implementing a thriving regenerative human culture on Earth. As a faithful Water Steward she invites us to reconsider our relationship within our Living Source Water as whole, sacred and essential; cherishing Water as if All Life depends on it, because undeniably... it does! LinkedIn (https://www.linkedin.com/in/elizabethsmedia/)
	Joe McGinn	Hawaii Natural Farming	Joe was born & raised on the island of O'ahu – his family has agricultural roots that extend to Maui & Hawai'i island. As a Certified Korean Natural Farming (KNF) Instructor, Joe is an active community member promoting and sharing best practices for regenerative, local food production, celebration! He is a Native Hawaiian father of four young children, a member of the Screen Actors Guild & American Federation of Television & Radio Artists (SAG-AFTRA), and an avid bodysurfer & Hawaiian (pakini bass) musician. His interests include indigenous micro-organisms (IMO), beneficial bacteria, beneficial fungi, odorless pig pens and chicken coops

			with feed production on-site; USDA certified organic, USDA GAP & GHP; entrepreneurship; and small, family farm start-ups. LinkedIn (https://www.linkedin.com/in/joemcginnhawaii/)
	Bryan Deans	Oglala Lakota Cultural & Economic Revitalization Initiative	Bryan is the founder of the Oglala Lakota Cultural & Economic Revitalization Initiative (OLCERI) and host of the Indigenous Wisdom & Permaculture Skills Convergence (IWPSC), on his permaculture demonstration site. He was born on Pine Ridge reservation and has been an incredible community resource for over 20 years. Bryan is skilled in permaculture design, integrating these teachings with his understanding of the Lakota ways, and a great communicator and teacher. He has worked as a project manager, in local government, an aerospace mechanic and engineer, welding teacher, and permaculture designer. He has envisioned, designed, and built all of the infrastructure and programs on the OLCERI homestead, including a wind and solar clean energy system, a farmer-rancher educational program for local people, wild horse rescue program, bio-diesel production, a sawmill for local lumber, and community garden that currently produces hundreds of pounds of food. OLCERI's latest projects are an Earthship-style rammed earth tire building that will house the Indigenous Wisdom Center, a Lakota language school and cultural preservation center. With his work with OLCERI Bryan has also designed the methodology for Food Distribution Network to supply fresh foods to people throughout Pine Ridge.
	Dujon Dom Blondel	Cultivating Classics	Dujon is the founder of Cultivating Classics and has been practicing and teaching regenerative agriculture for 5+ years with most of his life spent in the soil, starting with his grandparents on their farm in Dominica to teaching workshops and tending cannabis in Northern California. He has spent time with Master Cho and his family in Hawaii, and has worked with Chris Trump, Jason Reisland, Cheryl Mendiola, and Preston Smith. He has obtained multiple certifications in the methodology, practice, and education of KNF and JADAM. He is a certified Soil-Steward and has completed multiple classes under Chris Trump. He has worked alongside Preston Smith to create KNF intensives across the PNW and continues to cultivate those learning spaces in North Carolina where he currently lives. He weaves his understanding of energetic, vibration, microbial networking, and health into his work and brings a new perspective on what it is to tend to the soil. He is driven to make this information as accessible as possible and continues to infuse all he creates with the intention to heal our planet, our bodies and our minds. He looks forward to helping develop LaLa Gardens as a hub for community, a space that educates, and grows food and medicine to tend to a village of people. LinkedIn (https://www.linkedin.com/in/dujon-blondel-00507a177/) .
			Christy Thiel is a Master Nutrition Therapist and specializes in helping people understand the connections between food, our environments, mindsets and the role our endocannabinoid system plays in healing, balance and prevention. The power we have to heal ourselves, is at the core of Christy's work. With over 15 years professional history in exercise,

	Christy Thiel	Well Informed (https://www.christythiel.com)	personal training, and a private nutrition practice, Christy went on to get more certifications and pursed a deeper 'why' to our disconnected, imbalanced, and chronically inflamed American culture. Since 2016 Christy has been presenting and leading practitioner education in the hemp industry. Christy produced and hosted a weekly show called Hemp Your Health. She interviewed experts, innovators and leaders in cannabis, health, and healing. Christy is a national educator on health's missing links, fasting, detoxing, and the endocannabinoid system. She shares the wisdom, science, and resources of these in an approachable way with doable solutions and maintainable habits. LinkedIn (https://www.linkedin.com/in/christy-thiel/)

Regenerative Features

As an established permaculture designed project, both as a site and social design. This is a Natural Farm utilizing indigenous technologies to restore the ecosystem as well as cultivate nutrient dense foods and medicines while preserving the garden into it's natural succession. We utilize inter-species systems and IMO (Indigenous Micro Organisms) technologies to build soil and increase diversity. We have water systems through catchment to hold and store water. We are a membership model open to a small number of artists residencies and short term immersion courses. We have community outreach through ignition of 'Trade Routes.' The industries that emerge through the function of an increasingly diverse and robust garden are utilizing a point system towards skill acquisition and shared economy. We are feet in the Soil, head in the Cloud (so offer a rooted model (sandbox) for web3 projects aligned with regenerative systems to keep things 'grounded' in real place and time, seasonal and living data responsive).

FAQ

- **What is your legal structure? What type of or combination of legal entities will your project use to protect the land and the members?** LaLa Gardens is an LLC that includes the land as a direct beneficiary and participant. The aim is to liberate this one acre showcase garden from all financial burdens, past, present, and future, while establishing agency for the land itself, with its stewards serving as legal representatives in human affairs. Our vision for a principle based 'garden-governance' model is here: https://docs.google.com/document/d/1xzhfFLhV1XT6EH1i7BEA9nh_ZrsBuWo7C-7dzkJNzbY/edit?usp=sharing Other models contemplated and possible are sociocracy or holocracy. Also proposed: A membership model that is hands-on immersion experiences with a POAP badge system that leads into micro-equity or other Stewardship models.

- **How are you integrating with the local community in your area?** Deeply rooted locally, and through the various 'Trade-Routes' as we are referring to them. Communities that are in active participation and communication in NM, CO, WY, SD, WI, Northern CA and OR.

- **How many people does your project need to maintain or run the property, and are there limits to growth or how many people can live on the land? How many people are currently involved in your project?** 5 people on site to maintain the property is ideal, with room for 2-3 guests. Currently have 5 residents, 1 primary steward, 1 retired elder, 3 artists in residence. We also host and attend public work day events with our fellow permaculture guild and local farmers. It would make sense that as we grow, we secure additional housing nearby, and at other sites along the trade route, for both worker housing and hospitality. Here are modules we offer and communities we are directly involved with:

Modules and Templates:

- - Poop is Poetry (closing the poop loop)
  - Natural Farming: Immersions(short and long term), Consultations, Products, Spa events, Mini-Festivals and Online Curriculum.
  - Community Cleanse
  - Our Marketplace (feeding 20 families)
    - Communities serviced:
      - Dragonfly Earth Medicine (DemPure Certification)
      - Bloom Network
      - NoCo Permaculture Guild
      - Natural Farming and Permaculture Communities in WY, NM, CO, SD, WI, OR and BC, Canada. (S. Korea and Uganda via Rei Yoon, Hawaii, and elsewhere)
      - Residents of LaLa Gardens including 81 year old mother, 2 artists in residence, local neighbors and an ever increasing diversity of creatures.
      - Communities of Crestone, MOM DHO, SEEDS, Kernel.
      - PermaTours
      - Rebel Earth, Red Cloud and Re-Member (WY/SD Native Am. founded or servicing)
  - LaLa Gardens LLC: Producing templates and models to be practiced and shared. Repeated and scaled.
  - Potential Web3 alignments: • Bloom Network • Orgo.Earth • Hypha Tools • Harmony • Many within Kernel…
- **What level of experience do you have budgeting for and actualizing a place-based/regenerative development? Do you need support designing plans and / or itemizing costs?** Our local permaculture guild is quite skillful and resourceful. We created the following proposal for a festival client: https://docs.google.com/presentation/d/10nuE2dcRQt6vZENP710G1Mnt_wTzRyGOh7ENhjmZKiA/edit?usp=sharing Always open to feedback and assistance. Generally start small, simple, and with what is in abundance. Would be open to assistance in creating budgets for hospitality, education, traveling events, and the integration of web3 tools into our model.

History

LaLa Gardens was established in 20--? to be a living laboratory of regenerative development. It's name 'LaLa' derives from the desire to create a whimsical place for people to connect, a 'la la land'.

Founder's statement

Christina Trout is "a rebel who lives long enough to discover laws which are a joy to follow steps into a role more akin to diplomacy perhaps and within a garden, a Natural Garden, an emergent archetype STEWARD is born. I was born to this, have prepared for this without a plan or map and yet arrive with all the tools I need for the work of reciprocity; the new practice of diplomacy or bridging between agents of change, diverstiy and complexity regardless of system. All systems find their roots in Nature and Natural Law is informing all her systems of imbalances to be mended, attended to and celebrated. When I made the conscious decision to only speak and express truth in my life, I became an entrepreneur. I knew I couldn't work for anyone else.

I've lied in every resume I've submitted. My first waitressing job listed a fictional work history and I was short of being 21 (serving alcohol) by a few months but I knew I could figure it out and waiting tables was the perfect job for a traveler like me. I'd recently quit the military 2 years in of a 6 year commitment and I was in no mood to sign up for anything again, had been challenged by the commanding officer who signed my discharge to send him a post card when I found the freedom I was looking for. I have wanted to send one many times in my life since then and yet, this freedom has evolved to include forgiveness of myself for being so far out of any box as to be a challenge to understand, to play with…at times to like.

Putting this bio together brought me face to face with the fact that I avoid becoming visible as a whole truth on paper. I have thought I don't look good on paper. It's hard to admit to the number of jobs I have quit or been fired from. I think I have been fired from nearly every job I have ever held. I can see you dear reader be- beginning to draw away. I would. And this vulnerability in becoming visible in this way, standing still and solid in my announcement of stewardship of this one acre, this difficult garden, this freedom oriented life carved from a lot of 'no's. stepping into visibility asking for a 'yes' from myself and others. For support, for collaboration, for trust.

And here I am, so prepared for what is and what's to come, I'm humbled by the perfection and the weight of agency; the subsequent challenge redefining everything including responsibility to response+ability. Yes, I am responsible for everything I've done, every thing that's happening within my life including this crisis of 'ownership' or failing contractual/mortgage obligation to a bank. I am responsive+able as Steward, visioning to redefine according to living systems principles. Why do I see myself as prepared?

Behind every no I've uttered has been a yes, a deeper attendance to the world I was born into, the one I celebrated as a child in mountains and streams, in animals I loved, in plants, color, writing, music and freedom to be in active love with these places and beings. I'm a nature girl and I never grew up. The tools I've gathered are ones to do with loving nature.

A list of things I've said yes to:

I designed, hand-printed and sewed clothing, selling them on the streets, in craft-fairs and later in stores. I am a published writer of creative non-fiction and poetry. I had a long running farmers' market business in support of farmers with a local sourced food-line carried by over 300 retail shops and within a farmers' coop we formed. I have made many things including wreaths, jewelry and art prints. I grow food. I am a permaculture practitioner in things to do with the garden and social design. I am a Natural Farmer, practicing JADAM, a sophisticated system of reinoculation with indigenous micro organisms (IMO). I can dive deeply into observational based citizen science, having practiced to know within my own environments. I have learned principly it's through observation first we come to know Nature's systems and laws, and that it is mimicking practice which brings us into direct relationship and able responsiveness. I have observed we are a part of nature and as natural systems within ourselves, operate to our full potential in balance with Nature. As Steward, I step into my truest self, prepared for the work at hand. The work I was born to love."

Milestones

- May 18, 2022: Tina of LaLa Gardens agrees to work with Regen Living DHO, to transition ownership from private to cooperative, develop a local currency, establish LaLa as an international model for regenerative development.
- June 25, 2022: Covenant for transfer of ownership from private (Tina) to LLC to cooperative signed by

LLC members.

- June 28, 2022: LaLa Gardens Cooperative LCA PBC is filed as Limited Cooperative Association Public Benefit Corporation (https://drive.google.com/file/d/1NVZ6BP0gZveFk_4bMens9HJKTnJRd1u5/) with the State of Colorado.
- June 28, 2022: Tides Foundation grants $25,000 to Centre for Peaceful Solutions (http://centreforpeacefulsolutions.org) to train LaLa Gardens Steward Circle in regenerative governance and communications.

Resources

- Website: lalagardens.com (https://lalagardens.com)
- Notion page (https://www.notion.so/gitcoin/LaLa-Gardens-All-is-in-the-Small-2ac79b3a724e49e99590908e37a5ad28)
- Video overview (https://vimeo.com/705005828/ce9fb5db7a)
- Private to Cooperative Ownership Blueprint on Miro (https://miro.com/app/board/uXjVO0YQNWc=/)
- Declaration of Interdependence (https://docs.google.com/document/d/1xzhfFLhV1XT6EH1i7BEA9nh_ZrsBuWo7C-7dzkJNzbY)
- Discord (https://discord.gg/n49BAnkBn8)
- NFT Microbe Heroes fundraising program (https://docs.google.com/document/d/1l0zg-5fQ7NTLxfTrXnZjaxzasP91Bdpd-NHjeUdoNP8)
- YouTube (https://www.youtube.com/c/LaLaGardens)
- Instagram (https://www.instagram.com/lalagrows)
- 5 Future Archetypes
- Regen Civics 'Return Land to Common Stewardship' priority (https://explore.joinseeds.earth/regenerative-civics-alliance/flow-outline/step-4-return-land-to-common-stewardship).

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This page was last edited on 1 July 2022, at 14:51.